 News Release

KINROSS CLOSES ASSET SWAP TRANSACTION WITH GOLDCORP

Now 100% owner and operator of Chile’s La Coipa mine

Toronto, Ontario, December 21, 2007– Kinross Gold Corporation (TSX: K; NYSE: KGC) today announced that it has closed the previously announced asset swap transaction with Goldcorp Inc.  Further to this transaction, Kinross has acquired Goldcorp’s 50 per cent ownership position in Compania Minera Mantos de Oro (MDO) and becomes the 100 per cent owner and operator of the La Coipa mine in northern Chile. The La Coipa acquisition strengthens Kinross’ position in the Maricunga District, a region of strategic importance to the company, where it already operates the Maricunga mine.

In addition, as part of the transaction, Kinross has streamlined its portfolio by selling to Goldcorp its 31.9 per cent interest in the Musselwhite Joint Venture, located in northwestern Ontario and its 49 per cent interest in the Porcupine Joint Venture, located in Timmins Ontario.

Kinross has also received a cash payment from Goldcorp of approximately US$204 million, after applicable adjustments.

“This transaction strengthens our strategic position in Chile and adds to our growth and development opportunities in a highly prospective region,” said Tye Burt, President and CEO of Kinross. “It also increases ownership and operating control of our core mines, and reduces costs, consistent with Kinross’ disciplined strategy to optimize low-cost, high-margin production.”

Kinross is the third-largest primary gold producer in North America by reserves. With mines in the United States, Brazil, Russia and Chile, Kinross employs approximately 4,500 people.

Media contact:
Steve Mitchell
Director,Corporate Communications
Kinross Gold Corporation
(416) 365-2726

Investor relations:
Erwyn Naidoo
Director, Investor Relations
Kinross Gold Corporation
(416) 365-2744